Exhibit 99.1
ASML reports €7.7 billion total net sales and €2.3 billion net income in Q2 2025
Full-year 2025 expected total net sales growth of around 15% with gross margin around 52%

VELDHOVEN, the Netherlands, July 16, 2025 – Today, ASML Holding NV (ASML) has published its 2025 second-quarter results.

•Q2 total net sales of €7.7 billion, gross margin of 53.7%, net income of €2.3 billion
•Quarterly net bookings in Q2 of €5.5 billion2 of which €2.3 billion is EUV
•ASML expects Q3 2025 total net sales between €7.4 billion and €7.9 billion, and a gross margin between 50% and 52%
•ASML expects a full-year 2025 total net sales increase of around 15% relative to 2024, with a gross margin of around 52%

(Figures in millions of euros unless otherwise indicated)	Q1 2025	Q2 2025
Total net sales	7,742	7,692
...of which Installed Base Management sales[1]	2,001	2,096

New lithography systems sold (units)	73	67
Used lithography systems sold (units)	4	9

Net bookings[2]	3,936	5,541

Gross profit	4,180	4,130
Gross margin (%)	54.0	53.7

Net income	2,355	2,290
EPS (basic; in euros)	6.00	5.90

End-quarter cash and cash equivalents and short-term investments	9,104	7,248
(1) Installed Base Management sales equals our net service and field option sales.
(2) Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com.

CEO statement and outlook
"Our second-quarter total net sales came in at €7.7 billion, at the top end of our guidance. The gross margin was 53.7%, above guidance, primarily driven by higher upgrade business and one-offs resulting in lower costs.

"We see continued progress in litho intensity, particularly in DRAM, and the introduction of the TWINSCAN NXE:3800E reinforces that momentum. Meanwhile, EUV adoption is advancing as planned, including High NA. This quarter, we shipped the first TWINSCAN EXE:5200B system.
“Looking at 2026, we see that our AI customers' fundamentals remain strong. At the same time, we continue to see increasing uncertainty driven by macro-economic and geopolitical developments. Therefore, while we still prepare for growth in 2026, we cannot confirm it at this stage.
"We expect third-quarter total net sales between €7.4 billion and €7.9 billion, with a gross margin between 50% and 52%. We expect R&D costs of around €1.2 billion and SG&A costs of around €310 million. For the full year 2025, we expect a 15% increase in total net sales and a gross margin of around 52%," said ASML President and Chief Executive Officer Christophe Fouquet.

Update dividend and share buyback program
An interim dividend of €1.60 per ordinary share will be made payable on August 6, 2025.
In the second quarter, we purchased around €1.4 billion worth of shares under the current 2022–2025 share buyback program.
Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors).

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Jim Kavanagh +31 40 268 3938
Willem van Ewijk +31 6 2744 1187	Pete Convertito +1 203 919 1714
Karen Lo +886 9 397 88635	Peter Cheang +886 3 659 6771
Sarah de Crescenzo +1 925 899 8985

Quarterly video interview and investor call
With this press release, ASML is publishing a video interview in which CEO Christophe Fouquet and CFO Roger Dassen discuss the 2025 second quarter and outlook for 2025. This video and the video transcript can be viewed on www.asml.com shortly after the publication of this press release.

An investor call for both investors and the media will be hosted by CEO Christophe Fouquet and CFO Roger Dassen on July 16, 2025 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.
About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 44,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Consolidated Balance Sheets are available on www.asml.com.
The Consolidated Balance Sheets of ASML Holding N.V. as of June 29, 2025, the related Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the quarter and six-month period ended June 29, 2025, as presented in this press release, are unaudited.
Today, July 16, 2025, ASML also published its Statutory Interim Report for the six-month period ended June 29, 2025. The Statutory Interim Report is available on www.asml.com.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, expected growth in the semiconductor industry by 2030, our expectation that AI will be the key driver for the industry and the expected impact of AI demand on our business and results, our expectation that lithography will remain at the heart of customer innovation, expected demand, bookings, outlook of market segments, outlook and expected financial results including 2025 second-half outlook, expected results for Q3 2025, including net sales, Installed Base Management sales, gross margin, R&D costs, SG&A costs, outlook for full year 2025, including expected full year 2025 total net sales, gross margin, estimated annualized effective tax rate and expected IBM sales, expected full-year net sales growth percentage relative to 2024, current expectations relating to 2026 including expected drivers and uncertainties and preparation for growth in 2026, statements made at our 2024 Investor Day, including modelled revenue and gross margin opportunity for 2030, statements with respect to tariff announcements and the expected impact of such tariffs on our business and results, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, statements with respect to our share buyback program, and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans, statements with respect to our ESG strategy and commitments and other non-historical statements. You can generally identify these statements by the use of words like “may”, “expect”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity”, “commitment” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, semiconductor market conditions, the ultimate impact of AI on our industry and business, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation, delays or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, the impact of the tariff announcements, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and commitments and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2024 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.